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                            May 26, 2020

       Ryan Bettencourt
       Chief Executive Officer
       Legion Works, Inc.
       4275 Executive Square, Suite 200
       La Jolla, CA 92037

                                                        Re: Legion Works, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 13, 2020
                                                            File No. 024-11169

       Dear Mr. Bettencourt:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2020 letter.

       Amendment No. 2 to Form 1-A

       General

   1. We note your deletion of footnote 3 from the cover page. Please revise to address the company's right of
first refusal on the cover page.
       Index to Exhibits, page 54

   2. We note your response to comment 6. Please revise your exhibit index to address each material contract filed
with your offering statement including the Stock Award Agreement with Raj Beri.

                                                        You may contact Howard
Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
 Ryan Bettencourt
Legion Works, Inc.
May 26, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Bettencourt
                                                          Division of
Corporation Finance
Comapany NameLegion Works, Inc.
                                                          Office of Real Estate
& Construction
May 26, 2020 Page 2
cc:       Jillian Sidoti
FirstName LastName